FOR IMMEDIATE RELEASE
---------------------

Contact:    Christy Corgan
            Lehigh Tax Credit Partners III L.L.C.
            1-800-600-6422 (ext. 2040)

                    LEHIGH TAX CREDIT PARTNERS EXTENDS OFFER

      NEW YORK, NEW YORK (November 13, 1998) -- LEHIGH TAX CREDIT PARTNERS III L.L.C. (the "Purchaser") has announced that its offer to purchase Beneficial Assignment Certificates ("BACs") of Independence Tax Credit Plus L.P. IV (the "Partnership") for $750 per BAC has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 11, 1998. As of the close of business on November 13, 1998, 2,381 BACs had been tendered to the Purchaser and not withdrawn.

      For additional information, contact Christy Corgan at 1-800-600-6422 (ext.
2040).